Exhibit 99.1

So-Young Reports Unaudited First Quarter 2022 Financial Results

BEIJING, China, May, 23, 2022 — So-Young International Inc. (Nasdaq: SY) (“So-Young” or the “Company”), the largest and most vibrant social community in China for consumers, professionals and service providers in the medical aesthetics industry, today announced its unaudited financial results for the first quarter ended March 31, 2022.

First Quarter 2022 Financial Highlights

•	Total revenues were RMB300.3 million (US$47.4 million1), a decrease of 16.5% from RMB359.6 million in the same period of 2021, exceeding the high end of our previous guidance.

•	Net loss attributable to So-Young International Inc. was RMB66.8 million (US$10.5 million), compared with net loss attributable to So-Young International Inc. of RMB45.0 million in the first quarter of 2021.

•	Non-GAAP net loss attributable to So-Young International Inc.[2] was RMB48.3 million (US$7.6 million), compared with non-GAAP net loss attributable to So-Young International Inc. of RMB26.1 million in the same period of 2021.

First Quarter 2022 Operational Highlights

•	Average mobile MAUs were 4.4 million, compared with 8.4 million in the first quarter of 2021.

•	Number of paying medical service providers on So-Young’s platform were 5,254, an increase of 11.7% from 4,702 in the first quarter of 2021.

•	Number of medical service providers subscribing to information services on So-Young’s platform were 1,891, compared with 2,191 in the first quarter of 2021.

•	Total number of users purchasing reservation services were 120.4 thousand and the aggregate value of medical aesthetic treatment transactions facilitated by So-Young’s platform was RMB341.5 million.

Mr. Xing Jin, Co-Founder and Chief Executive Officer of So-Young, commented, “We started the new fiscal year by delivering solid results amid the resurgence of COVID-19 cases across cities in China and the challenging macro environment. We further optimized community content and online infrastructure capacity through technology and innovation to improve user experience and branding digital support for medical service providers. As a result, the number of paying medical service providers on our platform were 5,254 in the first quarter of 2022, up 11.7% from 4,702 year-over-year.”

Mr. Jin continued, “During the quarter, we made some short videos on user experience of non-surgical products to increase user trust and user engagement. Meanwhile, we continued to build So-Young authentic product in non-surgical business to acquire consumer awareness. Going forward, we will continue to expand product offerings, improve service quality, innovate our content, and bring new value to reaffirm our leadership position.”

1 This press release contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) solely for the convenience of the reader. Unless otherwise specified, all translations of Renminbi amounts into U.S. dollar amounts in this press release are made at RMB6.3393 to US$1.00, which was the U.S. dollars middle rate announced by the Board of Governors of the Federal Reserve System of the United States on March 31, 2022.

2 Non-GAAP net income attributable to So-Young International Inc. is defined as net income attributable to So- Young International Inc. excluding share-based compensation expenses and impairment of goodwill and intangible assets attributable to So-Young International Inc. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

Mr. Min Yu, “Our growing consumer awareness helped drive the solid results for the quarter amid macro challenges. With sustained user trust and improving acquisition efficiency for medical service providers across our platform, we have continued our revenue and strong cash position that enable us to invest new business in long-term growth. Looking ahead, we are confident of our growth prospects and generate long-term value for our shareholders.”

First Quarter 2022 Financial Results

Revenues

Total revenues were RMB300.3 million (US$47.4 million), a decrease of 16.5% from RMB359.6 million in the same period of 2021. The decrease was primarily due to a decrease in average revenue per paying medical service provider which was impacted from the resurgence of COVID-19.

•	Information services and other revenues were RMB199.5 million (US$31.5 million), a decrease of 28.2% from RMB277.8 million in the same period of 2021. The decrease was primarily due to a decrease in average revenue per paying medical service provider subscribing to information services.

•	Reservation services revenues were RMB42.4 million (US$6.7 million), a decrease of 48.2% from RMB81.8 million in the same period of 2021. The decrease was primarily due to the impact from the resurgence of COVID-19 across the country and adoption of new operating strategy which gave higher subsidies to end users.

•	Sales of equipment and maintenance services revenues were RMB58.5 million (US$9.2 million), from Wuhan Miracle.

Cost of Revenues

Cost of revenues were RMB106.6 million (US$16.8 million), an increase of 103.6% from RMB52.4 million in the first quarter of 2021. The increase was primarily due to the consolidation of the costs of Wuhan Miracle. Cost of revenues included share-based compensation expenses of RMB2.6 million (US$0.4 million) during the first quarter of 2022, compared with RMB4.3 million in the corresponding period of 2021.

Operating Expenses

Total operating expenses were RMB271.5 million (US$42.8 million), a decrease of 26.1% from RMB367.3 million in the first quarter of 2021.

•	Sales and marketing expenses were RMB127.2 million (US$20.1 million), a decrease of 47.5% from RMB242.4 million in the first quarter of 2021. The decrease was primarily due to a decrease in expenses associated with branding and user acquisition activities. Sales and marketing expenses for the first quarter of 2022 included share-based compensation expenses of RMB3.4 million (US$0.5 million), compared with RMB2.3 million in the corresponding period of 2021.

•	General and administrative expenses were RMB65.4 million (US$10.3 million), an increase of 18.5% from RMB55.2 million in the first quarter of 2021. The increase was primarily due to the consolidation of Wuhan Miracle and the increase of payroll costs. General and administrative expenses for the first quarter of 2022 included share-based compensation expenses of RMB7.9 million (US$1.2 million), compared with RMB7.2 million in the corresponding period of 2021.

•	Research and development expenses were RMB78.9 million (US$12.5 million), an increase of 13.1% from RMB69.8 million in the first quarter of 2021. The increase was primarily attributable to an increase in payroll costs. Research and development expenses for the first quarter of 2022 included share-based compensation expenses of RMB4.6 million (US$0.7 million), compared with RMB5.1million in the corresponding period of 2021.

Income Tax Benefit/(Expenses)

Income tax benefit were RMB2.0 million (US$0.3 million), compared with income tax benefit RMB4.3 million in the same period of 2021.

Net loss attributable to So-Young International Inc.

Net loss attributable to So-Young International Inc. was RMB66.8 million (US$10.5 million), compared with a net loss attributable to So-Young International Inc. of RMB45.0 million in the first quarter of 2021.

Non-GAAP net (loss)/income attributable to So-Young International Inc.

Non-GAAP net loss attributable to So-Young International Inc., which excludes the impact of share-based compensation expenses and impairment of goodwill and intangible assets attributable to So-Young International Inc., was RMB48.3 million (US$7.6 million), compared with RMB26.1 million non-GAAP net loss attributable to So-Young International Inc. in the same period of 2021.

Basic and Diluted Loss per ADS

Basic and diluted loss per ADS attributable to ordinary shareholders were RMB0.62 (US$0.10) and RMB0.62 (US$0.10), respectively, compared with basic and diluted earnings per ADS attributable to ordinary shareholders of RMB0.42 and RMB0.42, respectively, in the same period of 2021.

Cash and Cash Equivalents, Restricted Cash and Term Deposits, Term Deposits and Short-Term Investments

As of March 31, 2022, cash and cash equivalents, restricted cash and term deposits, term deposits and short-term investments were RMB1,693.1 million (US$267.1 million), compared with RMB1,756.0 million as of December 31, 2021.

Business Outlook

As a result of the uncertainties created by the on-going COVID resurgence in China, we are unable to give revenue guidance for the second quarter of 2022.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP (loss)/income from operations and non-GAAP net (loss)/income attributable to So-Young International Inc. by excluding share-based compensation expenses and impairment of goodwill and intangible assets from (loss)/income from operations and net (loss)/income attributable to So-Young International Inc., respectively. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results, as they exclude certain expenses that are not expected to result in cash payments. The use of the above non-GAAP financial measures has certain limitations. Share-based compensation expenses have been and will continue to be incurred in the future. The impairment of goodwill and intangible assets are non-cash in nature. All these are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of the Company’s results. The Company compensates for these limitations by providing the relevant disclosure of its share-based compensation expenses and impairment of goodwill and intangible assets in the reconciliations to the most directly comparable GAAP financial measures, which should be considered when evaluating the Company’s performance. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

About So-Young International Inc.

So-Young International Inc. (Nasdaq: SY) (“So-Young” or the “Company”) is the largest and most vibrant social community in China for consumers, professionals and service providers in the medical aesthetics industry. The Company presents users with reliable information through offering high quality and trustworthy content together with a multitude of social functions on its platform, as well as by curating medical aesthetic service providers that are carefully selected and vetted. Leveraging So-Young’s strong brand image, extensive audience reach, trust from its users, highly engaging social community and data insights, the Company is well-positioned to expand both along the medical aesthetic industry value chain and into the massive, fast-growing consumption healthcare service market.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the Financial Guidance and quotations from management in this announcement, as well as So-Young’s strategic and operational plans, contain forward-looking statements. So-Young may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Statements that are not historical facts, including but not limited to statements about So-Young’s beliefs and expectations, are forward-looking statements. Forward looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: So-Young’s strategies; So-Young’s future business development, financial condition and results of operations; So-Young’s ability to retain and increase the number of users and medical service providers, and expand its service offerings; competition in the online medical aesthetic service industry; changes in So-Young’s revenues, costs or expenditures; Chinese governmental policies and regulations relating to the online medical aesthetic service industry, general economic and business conditions globally and in China; the impact of the COVID-19 pandemic to So-Young’s business operations and the economy in China and elsewhere generally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and So-Young undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

So-Young

Investor Relations

Ms. Vivian Xu

Phone: +86-10-8790-2012

E-mail: ir@soyoung.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

E-mail: Eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

SO-YOUNG INTERNATIONAL INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except for share and per share data)

	As of
	December 31,	March 31,	March 31,
	2021	2022	2022
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	1,331,968	1,564,352	246,770
Restricted cash and term deposits	15,119	17,922	2,827
Trade receivables	54,829	42,126	6,645
Inventories, net	91,812	89,065	14,050
Receivables from online payment platforms	18,864	17,225	2,717
Amounts due from related parties	14,038	28,139	4,439
Term deposits and short-term investments	408,946	110,854	17,487
Prepayment and other current assets	91,842	83,791	13,218
Total current assets	2,027,418	1,953,474	308,153
Non-current assets:
Long-term investments	252,500	251,398	39,657
Intangible assets	193,955	187,818	29,628
Goodwill	540,693	540,693	85,292
Property and equipment, net	124,576	122,779	19,368
Deferred tax assets	47,520	47,524	7,497
Operating lease right-of-use assets	95,609	88,813	14,010
Other non-current assets	48,097	57,694	9,101
Total non-current assets	1,302,950	1,296,719	204,553
Total assets	3,330,368	3,250,193	512,706

Liabilities
Current liabilities:
Taxes payable	48,571	50,250	7,927
Contract liabilities	139,155	139,321	21,977
Salary and welfare payables	103,624	73,442	11,585
Amounts due to related parties	681	57	9
Accrued expenses and other current liabilities	376,841	385,434	60,801
Operating lease liabilities-current	43,529	48,115	7,590
Total current liabilities	712,401	696,619	109,889
Non-current liabilities:
Operating lease liabilities-non current	62,356	52,496	8,281
Deferred tax liabilities	38,577	36,770	5,800
Total non-current liabilities	100,933	89,266	14,081
Total liabilities	813,334	785,885	123,970

Shareholders’ equity:
Treasury stock	(217,712)	(217,712)	(34,343)
Class A Ordinary shares (US$ 0.0005 par value; 750,000,000 shares authorized as of December 31, 2021 and March 31, 2022; 71,736,059 and 69,092,367 shares issued and outstanding as of December 31, 2021, 71,808,181 and 69,164,489 shares issued and outstanding as of March 31, 2022, respectively)	230	230	36
Class B Ordinary shares (US$ 0.0005 par value; 20,000,000 shares authorized as of December 31, 2021 and March 31, 2022; 12,000,000 shares issued and outstanding as of December 31, 2021 and March 31, 2022)	37	37	6
Additional paid-in capital	2,999,562	3,018,184	476,107
Statutory reserves	20,331	20,331	3,207
Accumulated deficit	(272,368)	(339,209)	(53,509)
Accumulated other comprehensive loss	(83,891)	(88,040)	(13,888)
Total So-Young International Inc. shareholders’ equity	2,446,189	2,393,821	377,616

Non-controlling interests	70,845	70,487	11,120

Total shareholders’ equity	2,517,034	2,464,308	388,736

Total liabilities and shareholders’ equity	3,330,368	3,250,193	512,706

SO-YOUNG INTERNATIONAL INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands, except for share and per share data)

	For the Three Months Ended
	March 31, 2021	December 31, 2021	March 31, 2022	March 31, 2022
	RMB	RMB	RMB	US$
Revenues
Information services and others	277,833	344,315	199,531	31,475
Reservation services	81,812	41,372	42,353	6,681
Sales of equipment and maintenance services	-	63,836	58,462	9,223
Total revenues	359,645	449,523	300,346	47,379
Cost of revenues	(52,354)	(127,090)	(106,583)	(16,813)
Gross profit	307,291	322,433	193,763	30,566
Operating expenses:
Sales and marketing expenses	(242,358)	(152,656)	(127,213)	(20,067)
General and administrative expenses	(55,177)	(85,852)	(65,392)	(10,315)
Research and development expenses	(69,803)	(67,519)	(78,934)	(12,452)
Impairment of goodwill and intangible assets	-	(65,879)	-	-
Total operating expenses	(367,338)	(371,906)	(271,539)	(42,834)
Loss from operations	(60,047)	(49,473)	(77,776)	(12,268)
Other income/(expenses):
Investment income	2,668	927	2,436	384
Interest income	6,000	3,654	3,199	505
Exchange (losses)/gain	(4,711)	33	61	10
Share of gain/(losses) of equity method investee	79	(746)	(1,069)	(169)
Others, net	5,405	2,208	3,956	624
Loss before tax	(50,606)	(43,397)	(69,193)	(10,914)
Income tax benefit/(expenses)	4,334	(10,145)	2,001	316
Net loss	(46,272)	(53,542)	(67,192)	(10,598)
Net loss attributable to noncontrolling interests	1,275	25,806	351	55
Net loss attributable to So-Young International Inc.	(44,997)	(27,736)	(66,841)	(10,543)

SO-YOUNG INTERNATIONAL INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Continued)
(Amounts in thousands, except for share and per share data)

	For the Three Months Ended
	March 31, 2021	December 31, 2021	March 31, 2022	March 31, 2022
	RMB	RMB	RMB	US$
Net loss per ordinary share
Net loss per ordinary share attributable to ordinary shareholder - basic	(0.55)	(0.34)	(0.81)	(0.13)
Net loss per ordinary share attributable to ordinary shareholder - diluted	(0.55)	(0.34)	(0.81)	(0.13)
Net loss per ADS attributable to ordinary shareholders - basic (13 ADS represents 10 Class A ordinary shares)	(0.42)	(0.26)	(0.62)	(0.10)
Net loss per ADS attributable to ordinary shareholders - diluted (13 ADS represents 10 Class A ordinary shares)	(0.42)	(0.26)	(0.62)	(0.10)
Weighted average number of ordinary shares used in computing earnings/(loss) per share, basic*	82,118,661	81,304,182	82,079,975	82,079,975
Weighted average number of ordinary shares used in computing earnings/(loss) per share, diluted*	82,118,661	81,304,182	82,079,975	82,079,975

Share-based compensation expenses included in:
Cost of revenues	(4,333)	(5,830)	(2,634)	(416)
Sales and marketing expenses	(2,294)	(3,719)	(3,436)	(542)
General and administrative expenses	(7,168)	(32,259)	(7,914)	(1,248)
Research and development expenses	(5,116)	(7,106)	(4,592)	(724)

*	Both Class A and Class B ordinary shares are included in the calculation of the weighted average number of ordinary shares outstanding, basic and diluted.

SO-YOUNG INTERNATIONAL INC.
Reconciliation of GAAP and Non-GAAP Results
(Amounts in thousands, except for share and per share data)

	For the Three Months Ended
	March 31, 2021	December 31, 2021	March 31, 2022	March 31, 2022
	RMB	RMB	RMB	US$
GAAP loss from operations	(60,047)	(49,473)	(77,776)	(12,268)
Add back: Share-based compensation expenses	18,911	48,914	18,576	2,930
Add back: Impairment of goodwill and intangible assets	-	65,879	-	-
Non-GAAP (loss)/income from operations	(41,136)	65,320	(59,200)	(9,338)

GAAP Net loss attributable to So-Young International Inc.	(44,997)	(27,736)	(66,841)	(10,543)
Add back: Share-based compensation expenses	18,911	48,914	18,576	2,930
Add back: Impairment of goodwill and intangible assets attributable to So-Young International Inc.	-	41,748	-	-
Non-GAAP Net (loss)/income attributable to So-Young International Inc.	(26,086)	62,926	(48,265)	(7,613)